Filed by Putnam Investment Funds, on behalf of its series Putnam International Growth Fund

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Putnam Emerging Markets Equity Fund

Commission File No. 333-235895

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-833-501-4818

PUTNAM INTERNATIONAL GROWTH FUND ANNOUNCES CHANGE
OF LOCATION OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 15, 2020 SOLELY BY MEANS
OF REMOTE COMMUNICATION

BOSTON, MA, April 9, 2020 – In light of public health concerns regarding the coronavirus pandemic and to support the well-being of our shareholders and communities, the Special Meeting of Shareholders (the “Meeting”) of Putnam International Growth Fund (the “Fund”), a series of Putnam Funds Trust, will be conducted solely by means of remote communication. Shareholders will not be able to attend their Fund’s Meeting in person.

The Meeting will be held at the previously appointed time on Wednesday, April 15, 2020 at 11:00 a.m. Eastern Time. The Fund urges shareholders to vote in advance of the Meeting by signing and returning their proxy cards or, alternatively, by voting online or by telephone, following the instructions and using the voting control number that appears on their proxy cards. Shareholders may use the proxy cards previously distributed to them to vote their shares by mail, online, or by telephone. The proxy cards will not be updated to reflect that the Meeting will be conducted solely by means of remote communication.

Any shareholder wishing to participate in the Meeting by means of remote communication can do so at www.viewproxy.com/putnamfunds/broadridgevsm/ (the “Meeting website”).

If you were a record holder of Fund shares as of February 19, 2020, please visit the Meeting website no later than 11:00 a.m. Eastern Time on Tuesday, April 14, 2020 to register. Shareholders will need to register for the Meeting by entering the control number found on their proxy card or voting instruction form on the Meeting website. Shareholders who register on the Meeting website will receive a password to enter and instructions for voting during the Meeting.

If you held Fund shares through an intermediary (such as a broker-dealer) as of February 19, 2020, and you want to participate in the Meeting, please visit the Meeting website no later than 11:00 a.m. Eastern Time on Tuesday, April 14, 2020. If you wish to vote at the Meeting you must first obtain a legal proxy from your intermediary reflecting the Fund name, the number of Fund shares you held, as well as your name and e-mail address.

The Fund’s Proxy Statement is available at www.putnam.com/static/pdf/email/InternationalGrowth-proxy-voting.pdf.

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